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Rider - Supplemental Term Insurance Agreement

A001048R

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this agreement, to provide the Supplemental Term Insurance Benefit. The Company also agrees to provide all of the other benefits which are stated in this agreement.

This agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

Supplemental Term Insurance Benefit--The Company will pay, upon receipt of due proof of the second death of an Insured while this agreement is in force, the Supplemental Term Insurance Benefit. The amount of the term insurance benefit is the Specified Amount for Supplemental Term Insurance as shown in the Policy Specifications. The amount of Supplemental Term Insurance may not at any time exceed four times the Specified Amount for this policy.

The term insurance benefit payable upon the second death of an Insured will be paid to the beneficiary in one sum or, if elected, under an income payment option. If part or all of the benefit is paid in one sum, the Company will pay interest on this sum from the date of death to the date of payment. The interest rate will be determined each year by the Company, but will not be less than a rate of 3% per year compounded annually or such higher rate as is required by law.

Suicide Exclusion--If either Insured dies by suicide while sane or insane within two years from the effective date of this agreement, the Supplemental Term Insurance Benefit will be limited to the cost of such benefit.

Beneficiary--The beneficiary of the Supplemental Term Insurance Benefit is as stated in the application for this agreement unless changed by a subsequent beneficiary designation. If no other provision is made, the interest of a beneficiary's term insurance benefit who dies before the second death of an Insured will pass to the Owner.

Decrease in Specified Amount--The Supplemental Term Insurance may be decreased subject to the following conditions:

(1) Any decrease in the Supplemental Term Insurance must be at least $1,000.
(2) The Supplemental Term Insurance may not be decreased to less than $25,000 or such lower minimum as the Company may establish.

Monthly Deduction--While this agreement is in force, the Monthly Deduction under this policy will include the Monthly Deduction for this agreement. The Monthly Deduction for this agreement is the sum of

(a) the Cost of Insurance for the policy month for the Supplemental Term Insurance Benefit under this agreement; and
(b) a monthly charge of $0.20 per $1,000 of Supplemental Term Insurance Benefit for the first 12 months following the effective date of this agreement.

Cost of Insurance--The Cost of Insurance for the term insurance under this agreement is determined on a monthly basis. It is calculated as (a) multiplied by (b) where:

(a) is the Cost of Insurance Rate divided by $1,000 for Supplemental Term Insurance applicable to this policy, and
(b) is the Specified Amount for this agreement.

The Cost of Insurance Rate for Supplemental Term Insurance is based on the attained age and rate class of each Insured. Cost of Insurance Rates will be determined by the Company based on expectations as to future experience. However, these rates will not exceed those shown in the Additional Policy Specifications.

Computation of Values--All values and benefits in this agreement are equal to or greater than those required by the law of the jurisdiction in which this policy is delivered.

Attained Age--The attained age of an Insured under this agreement is the age nearest birthday of that Insured on the most recent policy anniversary.

Misstatement of Age--If the age of either Insured has been misstated, the term insurance benefit will be the amount which would have been provided by the most recent Cost of Insurance charge at the correct age.

Incontestability--Coverage under this agreement will be incontestable after it has been in force during the life of each Insured for two years from the effective date of such coverage.

This agreement will be incontestable with respect to statements made in an application for reinstatement after it has been in force during the life of each Insured for two years from the effective date of the reinstatement.



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STI-115(U)

Rider--Supplemental Term Insurance Agreement (continued)


A001049R
Termination of Agreement--This agreement will terminate upon:

(a) lapse of this policy;
(b) surrender of this policy;
(c) the Maturity Date of this policy;
(d) the Monthly Anniversary that coincides with or next follows (i) the receipt at the Home Office of a written request by the Owner to terminate this agreement, and (ii) the return of this policy for appropriate endorsement.

Effective Date -- The effective date of this agreement is the same as the Date of Issue of this policy unless another effective date is shown below.


/s/ Robert E. Chappell
-----------------------
Chairman and
Chief Executive Officer